August 28, 2008

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Feider, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)

Form 20-F for the fiscal year ended December 31, 2007

filed on April 29, 2008 (File No. 000-33853) (the “2007 Form 20-F”)

Dear Ms. Collins and Ms. Feider,

This letter sets forth the Company’s response to the comments contained in the letter dated August 15, 2008 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2007 Form 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 41

1. We note that the primary driver for the increase in your cost of revenue, product development, sales and marketing, and general and administrative costs was an increase in personnel. As this information may be beneficial in explaining material increases in cost of revenue and/or operating expense, tell us how you considered quantifying the increase in headcount by department in your MD&A discussion pursuant to Item 5A of Form 20-F and Section III. D of SEC Release 33-6835.

The Company respectfully advises the Staff that the Company disclosed its 2007 year-end personnel headcount numbers by department in the section “Item 6D. Employees” on page 54 of the 2007 Form 20-F. In response to the Staff’s comment, the Company plans to include material headcount changes associated with relevant cost and expense items in the MD&A discussion contained in its Form 20-F in the future.

Liquidity and Capital Resources, page 44

2. We note an apparent trend in a slowing of your accounts receivable turnover over from fiscal 2006 to fiscal 2007 in comparison to the increase in revenue. Please provide us with analysis that explains the reasons and reasonably likely impact on liquidity and/or revenue recognition. If material to an understanding of your operations and liquidity tell us how you considered explaining any material trends, events or uncertainties associated with your collections and receivable balances in your liquidity discussion.

The Company respectfully advises the Staff that the increase of accounts receivable (“AR”) was mainly due to the expansion of the Company’s air ticketing business. In 2007, the Company’s revenue from air ticketing business increased by 72% from 2006.

Below is an example on how AR is accounted for in connection with the Company’s air ticketing business. When the Company issued a ticket to a customer at a price of RMB1,000 and this customer chose to pay this amount by using credit card, the Company needed to submit RMB950 to the related airline company, and to retain RMB50 as its air ticketing revenue. The Company would make the following entry to increase AR by RMB1,000 and increase accounts payable (“AP”) by RMB 950:

Dr: AR from credit card bank	1,000
Cr: AP to airline company	(950)
Cr: Air ticket revenue	(50)

When the Company collected the cash payment from the relevant credit card bank, the Company would make the following entry to increase cash by RMB1,000 and reduce AR by RMB1,000:

Dr: Cash	1,000
Cr: AR from credit card bank	(1,000)

When the Company made payment to the airline company, the Company would make the following entry to reduce AP by RMB950 and reduce cash by RMB950:

Dr: AP to airline company	950
Cr: Cash	(950)

The Company collected from the customer RMB950 on behalf of the airline and subsequently submitted the amount to the airline without any impact on the Company’s income statement. The RMB950 impacted AR and AP only as the cash was collected by the Company from the customer and submitted to the airline subsequently. This explains why there was a slowing of accounts receivable turnover in comparison to the revenue increase.

In general, the Company collects cash payment from the relevant credit card banks within two to three working days. The write-off of uncollectible accounts receivables was de minimums (US$ nil, US$17K and US$89K for the year ended December 31, 2005, 2006 and 2007, respectively). Accordingly, the Company does not believe the accounts receivable turnover has a material impact on its liquidity and/or revenue recognition, nor does the Company believe change of the accounts receivable is material to an understanding of its operations and/or liquidity. In addition, the Company is not aware of any material trends, events or uncertainties associated with its collection of accounts receivables.

Note 2. Principal Accounting Policies

Accrued Liability for Customer Reward Program, page F-12

3. We also note from your disclosure on page 39 that you estimate redemption when recording the accrued liability for customer reward programs and if actual redemption differs significantly from your estimate, it will result in an adjustment to the liability and corresponding expense. Please describe the nature of your estimation process in further detail and provide us with adjustments recorded for differences in actual redemption versus estimated redemption for each period presented.

The Company respectfully advises the Staff that the Company’s estimation of actual expense of customer reward program is based on historical redemption data and any estimation made hereafter was carefully accumulated, monitored, compared and validated on a quarterly basis. For the year ended December 31, 2005, 2006 and 2007, the difference between accrued amount and actual amount redeemed was approximately 0.5%, 0.4% and 0.4% of total net income, respectively, which was immaterial in the light of the financial statements as a whole.

Note 4. Long-term Deposits, page F-22

4. We note that you have long-term deposits that are primarily comprised of (1) deposits to airline companies to obtain blank air tickets for sales to customers and (2) deposits to local Travel Bureau as a pledge for insurance of traveler’s safety. Describe the nature of these deposits in further detail, including the terms of your deposit agreements and your determination of the pattern of expense recognition. In addition, tell us how you considered disclosing the policy for deferral and amortization pursuant to Rule 5-02(17) of Regulation S-X.

The Company respectfully advises the Staff that the relevant government agencies in China require each applicable travel company to pay deposit to airline companies and to local travel bureaus, which are state-owned enterprises or government agencies, and the amount of deposit is primarily based on the business volume of each company. The Company has performed regular reviews on the recoverability of such deposits and has never experienced any write-off in the past.

When the Company increased its business volume, upon payment of such deposits, the Company would make the following entry to increase long-term deposits by RMB1,000 and reduce cash by RMB1,000:

Dr: Long-term deposits	1,000
Cr: Cash	(1,000)

When the Company reduced its business volume, upon collection of such deposits, the Company would make the following entry to increase cash by RMB1,000 and reduce long-term deposits by RMB1,000 :

Dr: Cash	1,000
Cr: Long-term deposits	(1,000)

Such deposits are not prepaid expenses and are similar to rental deposits in nature, which are not subject to amortization.

Certifications in Exhibits 12.1 and 12.2

5. We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

The Company notes the Staff’s comment and will eliminate the title of each certifying person in its Form 20-F in the future.

*        *        *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at (86 21) 3406-4880 x.12200 or the Company’s US counsel, Julie Gao of Latham & Watkins LLP, at (852) 2912-2535. Thank you.

Very truly yours,

/s/ Jane Jie Sun
Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors, Ctrip.com International, Ltd.

Min Fan, Chief Executive Officer, Ctrip.com International, Ltd.

JP Gan, Chairman of the Audit Committee of the Board of Directors, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Latham & Watkins LLP

William Molloie, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

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